

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

<u>Via E-mail</u>
Harry Chew
Chief Executive Officer
Bi-Optic Ventures, Inc.
1030 West Georgia, #1518
Vancouver, British Columbia
Canada V6E 2Y3

> **Re: Bi-Optic Ventures, Inc.**
> **Form 10-K/A for Fiscal Year Ended February 28, 2011**
> **Filed January 27, 2012**
> **File No. 000-49685**

Dear Mr. Chew:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended February 28, 2011

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 3

1. We reviewed your response to our prior comment one. We note that your amended Form 10-K omitted the report of Manning Elliott LLP dated May 12, 2010, as of and for the year ended February 28, 2010, and for the cumulative period from inception (May 31, 1984) to February 28, 2010. Please amend your Form 10-K to include such report.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining